Exhibit 99.1

EUDA Health Subsidiary Melana International Wins SME100 Awards 2026 Singapore

SINGAPORE, AUGUST, Aug. 26, 2026 (GLOBE NEWSWIRE) -- EUDA Health Holdings Limited (NASDAQ: EUDA) (“EUDA” or the “Company”), a Singapore-based distributor of third-party wellness and non-invasive healthcare products and services in Singapore, Malaysia and China, as well as property management services in Singapore, today announced that its subsidiary, Melana International Pte. Ltd. (“Melana”), was recognised as one of the winners of the SME100 Awards 2026 Singapore, organised by Business Media International.

The SME100 Awards recognise high-performing small and medium-sized enterprises across Singapore and Southeast Asia. For more than 15 years, the programme has evaluated companies based on quantitative measures, including revenue growth, as well as qualitative factors such as business strategy, market presence and innovation. The awards are officially audited by Baker Tilly Singapore.

Founded in 2000, Melana has a 25-year track record in Singapore’s property management sector, managing a diverse portfolio spanning high-end residential estates, commercial buildings, high-tech industrial parks, shopping malls and mixed-use developments. The Company currently manages 31 properties across Singapore which include 5,675 residential and commercial units.

This award highlights Melana’s established capabilities in property and strata management, including its experience with Singapore’s Building Maintenance and Strata Management Act and its work supporting Management Corporation Strata Titles in the management and resolution of estate defect matters.

This SME100 Award adds to a series of accolades received by Melana in 2026, including the Sustainable Brand Awards 2026, Business Trust Award 2026, Singapore SME Leadership & Achievement Awards 2026, and Singapore Trusted Quality Brand 2026.

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based distributor of third-party wellness and non-invasive healthcare products and services in Singapore, Malaysia and China. The Company aims to become a market leading distributor of non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By facilitating access to innovative, accessible, and science-backed third-party wellness and non-invasive healthcare products and services, EUDA is positioned to help with the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward-Looking Statements

Certain statements in this press release that are not historical facts constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from the results, performance or achievements expressed or implied by such forward-looking statements. The factors may include, but not be limited to, factors related to the Company’s anticipated growth strategies, future business development, ability to launch new products and services, enter into distribution agreements or strategic alliances with third parties, expand to other related industries or markets, and other information contained in the Company’s annual reports on Form 20-F, and detailed from time to time in the filings and future filings with the United States Securities and Exchange Commission. The views expressed are those of management and are based on currently available information. Estimates and projections contained herein have been prepared by management and involve significant elements of subjective judgment and analysis and are based on certain assumptions. No representation nor warranty, expressed or implied, is made as to the accuracy or completeness of the information contained in this document, and nothing contained herein is, or shall be relied upon, as a promise or representation, whether as to the past or the future. You are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this press release, except as required by law.

This press release is intended solely for informational purposes and is not to be construed as an offer to sell or the solicitation of an offer to buy the Company’s securities. This press release is based upon information available to the public, as well as other information from sources which management believes to be reliable, but is not guaranteed by the Company as being accurate nor does it purport to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

Christensen Advisory

Christian Arnell

Phone: + 852 2117 0861

Email: christian.arnell@christensencomms.com